Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Participate in Two Upcoming Healthcare Investor Conferences

LAVAL, Quebec--Sept. 3, 2020-- BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, President and Chief Executive Officer of BELLUS Health, will participate in two upcoming virtual healthcare investor conferences.

Presentation Details:
Event: Baird 2020 Global Healthcare Conference
Format: Fireside Chat
Date: Thursday, September 10, 2020
Time: 10:15 a.m. EDT

Event: H.C. Wainwright Annual Global Life Sciences Conference
Format: Corporate Presentation
Date: Monday, September 14, 2020
Time: 4:00 p.m. EDT

Replays from the Baird and H.C. Wainwright events may be accessed on the Events and Presentations page under the Investors & News section of BELLUS Health's website at www.bellushealth.com. Following the events, archived webcasts and presentations will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. It is estimated that approximately 55% of patients have mild disease, and approximately 45% have moderate to severe disease. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including atopic dermatitis (AD). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Source: BELLUS Health Inc.